UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohe, Esq.
Muellerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (+49−30) 468−1111

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Berlin, March 23, 2006 Schering AG supports Bayer offer

•	Shareholders of Schering AG to receive EUR 86 per share
•	New global specialized pharma company “Bayer Schering Pharma”
•	Headquarters to be in Berlin

The Executive Board of Schering AG, Germany (FSE: SCH, NYSE: SHR) today announced that it will support a voluntary public offer by Bayer AG to acquire all of the outstanding shares of Schering AG for a price of EUR 86 in cash which it will recommend to its shareholders after having assessed the offer documents.

Bayer’s offer represents a premium of 29% percent over the XETRA closing price of March 10, 2006. At the offer price, Schering’s equity is valued at EUR 16.3 billion, based on 190 million shares outstanding.

“The Executive Board has carefully examined the proposal considering the interests of all stakeholders. The price of EUR 86 per share in connection with several other important commitments is a good offer. Joining forces of Schering and Bayer will form a leading specialized pharmaceutical company”, says Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. “Both businesses are complementary and follow the same strategy. Together they will be even more competitive internationally”.

Schering and Bayer have agreed to combine both businesses in a manner which balances the interests of all stakeholders. The goal is to create a global pharmaceutical business which is highly profitable and attractive for shareholders and employees.

The headquarters of the new global pharma business and its Executive Board will be located in Berlin. This will include heads of major global functions of the new company. Research centers will be Berlin, Wuppertal and in the U.S. Richmond, Berkeley and West Haven.

The name of the new company will be “Bayer Schering Pharma”.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations:
Oliver Renner , T: +49-30-468 124 31

Investor Relations:
Peter Vogt, T: +49-30-468 128 38

Additional information at: www.schering.de/eng

Legal instruction
At an appropriate time, Schering Aktiengesellschaft will file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission relating to any tender offer for the ordinary shares or American Depositary Shares of Schering Aktiengesellschaft. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission's website (http://www.sec.gov) and at Schering Aktiengesellschaft's website (http://www.schering.de).

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.